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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                              AMENDMENT NO. 1 TO
                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                   FIRST COMMONWEALTH FINANCIAL CORPORATION
                               (Name of Issuer)

                   FIRST COMMONWEALTH FINANCIAL CORPORATION
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   319829107
                     (CUSIP Number of Class of Securities)

                           David R. Tomb, Jr., Esq.
                Senior Vice President, Secretary and Treasurer
                   First Commonwealth Financial Corporation
                             Old Courthouse Square
                             22 North Sixth Street
                               Indiana, PA 15701
                                (724) 349-7220
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  COPIES TO:
                          Robert M. Jones, Jr., Esq.
                          Drinker Biddle & Reath LLP
                         Eighteenth and Cherry Streets
                            Philadelphia, PA 19103
                                (215) 988-2700
                                 ------------

                                August 31, 1999
    (Date Tender Offer First Published, Sent or Given to Security Holders)
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                           CALCULATION OF FILING FEE
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           TRANSACTION VALUATION*              AMOUNT OF FILING FEE*
                   ----------------------------------------
                         $52,000,000           $10,400
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* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 2,000,000 shares at the maximum tender offer price of $26.00 per share. The filing fee was calculated at the rate of 1/50th of 1% of the Transaction Value.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                 ------------

Amount Previously Paid: $10,400     Filing Party: First Commonwealth Financial
                                                  Corporation

Form or Registration No.: Schedule 13E-4           Date Filed: September 1, 1999
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                                 INTRODUCTION


     This Amendment No. 1 dated October 13, 1999 supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission by First Commonwealth Financial Corporation (the "Company") in connection with the offer (the "Offer") by the Company to purchase up to two million shares (or such lesser number of shares as were properly tendered) of its common stock, $1.00 par value per share (the "Shares"), at a price of not less than $23.00 nor in excess of $26.00 per Share in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 1999, and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were attached as Exhibits (a)(1) and (a)(2) to the original Schedule 13E-4.

     The Offer terminated at 5:00 p.m. New York City time, on Wednesday, September 29, 1999. A total of 1,909,710 Shares were tendered and accepted in the Offer. The Company paid $26.00 per Share for each Share tendered and accepted.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS.

     Item 2 is hereby amended to include the following:

     On October 5, 1999, the Company borrowed $18,000,000 from Mellon Bank, N.A. in order partially to finance the Company's repurchase of its common stock. The loan has a maturity date of October 25, 1999, and bears interest at the Federal Funds Effective Rate plus 1.25%. The Company intends to repay this loan with the proceeds of another loan from Mellon Bank, N.A. in the principal amount of up to $20,000,000. The new borrowing is expected to be in the form of a one-year line of credit, which can be renewed for an additional one year at the option of Mellon Bank, N.A. The line of credit is expected to bear interest, at the Company's option, at the LIBOR rate, the Federal Funds Effective Rate or a fixed rate, plus, for any of the preceding three options, a minimum of 1.25%, or at the prime rate. The Company anticipates that it would repay the line of credit over a period of three years after the line of credit's initial term, including any renewal thereof.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended to include the following exhibits:

     (a)(14) Text of Press Release issued by the Company, dated September 29, 1999.

     (a)(15) Text of Press Release issued by the Company, dated October 5, 1999.

     (b)(1) Commitment Letter from Mellon Bank, N.A., dated October 1, 1999.

     (b)(2) Promissory Note, dated October 5, 1999.

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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 13, 1999                FIRST COMMONWEALTH FINANCIAL CORPORATION

                                By: /s/ Joseph E. O'Dell
                                ------------------------------------
                                Joseph E. O'Dell
                                President and Chief Executive Officer

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